Curaleaf Celebrates Launch of Adult Use Sales at Hudson Valley, NY Dispensary
Curaleaf Hudson Valley is the Company’s First New York Retail Location To Commence Adult Use Sales

NEW YORK, January 24, 2024 – Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today celebrated the commencement of adult use sales at its Hudson Valley, New York location both in-person and through delivery. Located at 8 North Plank Road, Newburgh, New York, Curaleaf Hudson Valley is the Company’s first retail location to welcome adult use patrons in the state.

Supporting medical patients in New York since 2017, Curaleaf Hudson Valley is a 3,500-square-foot facility conveniently located near I-84 for customers on the go. Curaleaf Hudson Valley has added 1,750 square feet to its facility to accommodate adult use consumers, including building a brand new sales floor area, product vault, additional parking, and additional space at the point of sales system.

Medical patients and adult use consumers can enhance their individual cannabis journeys by exploring Curaleaf’s diverse product selection, across vapes, edibles and flower. The menu includes Select Briq Essentials, Select X Bites, Select Nano Bites, Grassroots premium flower, JAMS Jellies, JAMS Fast-Acting Jellies and soon FIND flower and B NOBLE pre-rolls and flower. Customers also now have access to free delivery, for anyone within fifteen miles of the Newburgh location, with a minimum purchase of $150. Same day delivery is available for all qualifying purchases made before 2:00 pm ET.

“We are thrilled to commence adult use sales at our Hudson Valley retail location,” said Matt Darin, CEO Curaleaf. “Having served medical patients in the region for more than five years, we are eager to expand our services to adult use consumers and deepen our connection with the greater Newburgh community. We are excited to continue working with the New York Office of Cannabis Management to explore new ways in which the state’s cannabis industry can evolve and support adult use consumers and medical patients alike.”

Curaleaf remains committed to providing patients with high-quality service and industry-leading offerings at each of its New York retail locations and will continue to prioritize medical patients. Patients have access to dedicated staff members, check-out lines for expedited service and Curaleaf's Compassionate Care Plan, outstanding pharmacy team and patient consult rooms.

The Company will continue contributing to New York’s adult use market by implementing socially responsible hiring practices and philanthropic initiatives that positively impact the local community. The Company has enacted workforce and educational initiatives, including a commitment to employing at least 10% of all New York hires from communities affected by the War on Drugs and hosting programming focused on social justice and equity.

Curaleaf Hudson Valley will celebrate the launch of adult use sales at a Grand Opening event at noon on February 9, 2024. A ribbon-cutting ceremony will be followed by festivities throughout the day including merch bundles available for sale, local food trucks, a meet-the-grower activation, DJ, games, prizes and more.

For more information on Curaleaf's locations, patient resources, delivery program and products in New York, please visit https://curaleaf.com/dispensary/new-york.

About Curaleaf Holdings
Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult use markets. In the United States, our brands are sold in 17 states with operations encompassing 147 dispensaries and employing more than 5,200 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

FORWARD-LOOKING STATEMENTS
This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the commencement of adult use sales at Curaleaf Hudson Valley. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed May 1, 2023, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
IR@curaleaf.com

MEDIA CONTACT
Curaleaf Holdings, Inc.
Tracy Brady, SVP Corporate Communications
media@curaleaf.com
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